FISERV, INC.

255 FISERV DRIVE

BROOKFIELD, WISCONSIN 53045

August 1, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Mark Kronforst

Re:	Fiserv, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 0-14948

Dear Mr. Kronforst,

The Staff provided comments by letter dated July 23, 2007 (the “Comment Letter”) regarding the Form 10-K of Fiserv, Inc. for the year ended December 31, 2006. The following responses to your comments have been numbered to correspond to the sequential numbering of comments contained in the Comment Letter. For your convenience in reviewing the responses, each comment has been set forth immediately prior to the response. Unless otherwise noted, page numbers included herein refer to our Form 10-K for the year ended December 31, 2006. A courtesy copy of this letter is being sent to Marc D. Thomas.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Financial Information, page 29

1.	Tell us how your disclosures comply with the requirements of Item 302(A)(1) of Regulation S-K.

We have reviewed our quarterly financial information table on page 29 and Item 302(a)(1) of Regulation S-K. We propose to revise the table in our annual report on Form 10-K for the year ending December 31, 2007 to include three expense items – cost of processing and services; cost of product; and selling, general and administrative – in place of the current total expense item. This presentation is consistent with our income statement on page 31 and, we believe, the Staff’s position in its response to Question 3 in Staff Accounting Bulletin 6G. This approach will provide our shareholders with sufficient information to calculate gross profit on a quarterly basis.

Item 8.	Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Investments, page 37

2.	We note that you carry approximately $1.6 billion of mortgage-backed securities as investments as of December 31, 2006. Please tell us how you have assessed any additional risks related to these investments resulting from the recent developments in the sub-prime mortgage market. If you believe any such risks exist, tell us how you have disclosed this information in your filings.

The investments in mortgage-backed obligations or collateralized mortgage obligations discussed on pages 37 and 38 were all issued by the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), and the Federal Home Loan Mortgage Corporation (Freddie Mac), each of which is a governmental sponsored enterprise. These investments are rated AAA by Standard and Poor’s and we have never experienced a default on these types of securities. As a result, we have no exposure to the sub-prime mortgage market, to private label mortgages, to collateralized debt obligations or to collateralized loan obligations, any of which could give rise to potential credit losses. Accordingly, we believe that we are not exposed to any additional risks resulting from the recent developments in the sub-prime mortgage market.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5513.

Very truly yours,

/s/ Thomas J. Hirsch
Thomas J. Hirsch
Executive Vice President and Chief Financial Officer

cc:	Marc Thomas (via facsimile and overnight delivery)
Securities and Exchange Commission
Division of Corporation Finance